

Mail Stop 4631

January 13, 2010

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re:** **REG Newco, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed January 7, 2010**
> **File No. 333-161187**

Dear Mr. Stroburg:

We have reviewed your filing and have the following comments.

Amendment No. 6 to Registration Statement on Form S-4

General

1. We note that Exhibit 5.1 (the legality opinion of Nyemaster, Goode, West, Hansell & O'Brien, PC) is dated as of October 23, 2009, Exhibit 8.1 (the tax opinion of Nyemaster, Goode, West, Hansell & O'Brien, PC) is dated as of November 10, 2009, and Exhibit 8.2 (the Iowa tax opinion of Christianson & Associates, PLLP) is dated as of November 10, 2009. Please have these exhibits and their associated consents updated as of a reasonably proximate date and re-file them as exhibits to the registration statement.

Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Balance Sheet, page 41

2. Based upon the information provided in paragraph 3 of footnote (o), it appears to us that the redemption value and the redemption amount per share, should be based on $16.50, rather than $13.75, as indicated on the redeemable preferred stock line of the pro forma balance sheet. Please revise your document accordingly.

Executive Compensation, page 234

3.   Please update your disclosure to cover the fiscal year ended December 31, 2009. Please see paragraph 217.11 of our Compliance and Disclosure Interpretations under Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)